Exhibit d(4)

UNSECURED PROMISSORY NOTE

$10,000,000.00	September 23, 2025

For value received, scPharmaceuticals Inc., a Delaware corporation (the “Company”), hereby unconditionally promises to pay to the order of MannKind Corporation, a Delaware corporation (“Holder”), in lawful money of the United States of America and in immediately available funds, the principal sum of Ten Million Dollars ($10,000,000.00) together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

1. Related Agreements. This Note is being issued in connection with, and pursuant to, (i) the Agreement and Plan of Merger, dated as of August 24, 2025, by and among the Company, Holder and certain other parties thereto (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”; capitalized used terms used herein but not otherwise defined shall have the meanings given to them in the Merger Agreement) and (ii) the Company Disclosure Letter. Reference is also made to the Loan Agreement, dated as of August 6, 2025, by and among Holder, as the borrower, the other loan parties party thereto from time to time, the lenders party thereto from time to time, Blackstone Alternative Credit Advisors LP, as Blackstone representative and lead arranger, and Wilmington Trust, National Association, as administrative agent and collateral agent (“Agent”) (as amended, by that certain Amendment No. 1 to Loan Agreement, dated as of August 24, 2025, the “Loan Agreement”).

2. Principal Repayment. The outstanding principal amount of this Unsecured Promissory Note (the “Note”), and all accrued and unpaid interest thereon, shall be due and payable on the earliest of the following dates (such date, the “Maturity Date”): (a) September 23, 2026, (b) the date of the payment of the Termination Fee pursuant to Section 9.4(a) of the Merger Agreement, and (c) in the event of the termination of the Merger Agreement by the Company to enter into a definitive agreement for a Superior Proposal pursuant to Section 9.1(i) of the Merger Agreement, the date upon the consummation of the Superior Proposal contemplated thereby.

3. Interest.

(a) The principal amount outstanding under this Note shall accrue interest at a per annum rate equal to the interest rate applicable to Holder for SOFR Loans (as defined in the Loan Agreement) pursuant to Section 2.3(a)(i) of the Loan Agreement; provided, that (i) such interest rate shall not be increased by any application of the Default Rate (as defined in the Loan Agreement) to the interest rate under the Loan Agreement; (ii) in the event the Loan Agreement is amended, restated, amended and restated, supplemented or otherwise modified after the date hereof, and as a result, there are changes in the defined term “Applicable Margin” (as defined in the Loan Agreement) or any related defined term used in calculating the Applicable Margin, the Applicable Margin as it applies to the outstanding principal amounts under this Note shall be deemed to be (x) 4.75%, if the Applicable Margin pursuant to the Loan Agreement for the relevant Interest Period (as defined in the Loan Agreement) is 4.75% or less or (y) 5.00%, if the Applicable Margin pursuant to the Loan Agreement for the relevant Interest Period is 5.00% or more; and (iii) in the event the Loan Agreement is terminated for any reason, following the expiration of the then-applicable Interest Period, interest shall be payable in arrears on the last Business Day of each successive three-month Interest Period and shall accrue for each Interest Period at a rate equal to Adjusted Term SOFR (as defined in the Loan Agreement) plus 4.75%. As of the date hereof, the interest rate applicable to the amounts outstanding under this Note shall be 9.00467%, and such interest rate shall be applicable until November 6, 2025.

(b) Accrued interest under this Note shall be payable in arrears on each Interest Date (as defined in the Loan Agreement) and on the Maturity Date. The first Interest Date after the date hereof is November 6, 2025, and the amount of accrued interest that will be due and payable on such Interest Date is $110,057.08. Interest shall accrue on the principal amount outstanding under this Note commencing on the date hereof, and shall not accrue for the day on which such principal amount or such portion thereof is paid.

(c) Holder shall notify the Company in writing (which may be via email), within five Business Days after each Interest Date, of (i) the interest rate applicable under this Note for the current Interest Period, (ii) the next Interest Date, and (iii) the amount of accrued interest that will be due and payable on such Interest Date. Such notification will include a certification from Holder that such rate is identical to the interest rate then in effect under the Loan Agreement for SOFR Loans (subject to the proviso in Section 3(a)). If Holder does not deliver the foregoing written notification, interest under this Note shall accrue at a per annum rate equal to Adjusted Term SOFR (as defined in the Loan Agreement and with a three-month interest period), plus an Applicable Margin of 4.75% until such notification and certification have been sent to the Company.

(d) Interest shall be computed on the basis of a year of a 360 days and the actual number of days elapsed.

(e) Following the occurrence and during the continuance of an Event of Default, all amounts owing hereunder shall, at the option of Holder and upon written notice to the Company (which may be by email), and, in the case of an Event of Default pursuant to Section 9(a), (c) or (d), automatically bear interest, after as well as before judgment, at a per annum rate equal to 2.00% plus the rate otherwise applicable as provided in Section 3(a).

4. Payment. All amounts payable hereunder by the Company hereunder shall be made on the date specified herein to such bank account of Holder as specified in writing by Holder from time to time to the Company. Payments of principal or interest received after 4:00 p.m. Eastern Time on such date are considered received at the opening of business on the next Business Day. When a payment is due on a day that is not a Business Day, the payment is due the next Business Day and additional fees or interest, as applicable, shall continue to accrue until paid.

5. Application of Payments. Payment on this Note shall be applied first to accrued and unpaid interest and thereafter to the outstanding principal balance hereof. The Company may prepay this Note in full, but not in part, at any time prior to the Maturity Date with at least three Business Days’ prior written notice (such notice may be delivered via email, and such period may be shortened as agreed to by Holder) to Holder, by paying to Holder the outstanding principal amount and all accrued and unpaid interest thereon.

6. Representations and Warranties. The Company hereby represents and warrants that each of the representations and warranties contained in Article IV of the Merger Agreement (except to the extent such representations or warranties relate specifically to the financing, regulatory approval and consummation of the Merger) is true and correct in all material respects on the date hereof (except in the case of any such representation or warranty which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be); provided that, any representation or warranty that is qualified as to “materiality,” “Company Material Adverse Change,” or similar language shall be true and correct in all respects, in each case, on the date hereof or as of such earlier date, as applicable.

7. Affirmative Covenants. The Company covenants and agrees that, until this Note is paid in full in cash in immediately available funds:

(a) The Company will furnish to Holder:

(i) each notice or other report required to be delivered to Perceptive Credit Holdings IV, LP (“Perceptive”) pursuant to Section 8.01(b), (c), (e), (h) or Section 8.02 (n) of the Existing Perceptive Credit Agreement as in effect on the date hereof, in each case on the time frame described in the Existing Perceptive Credit Agreement as in effect on the date hereof, it being understood that documents described in Sections 8.01(b), (c) or (h) of the Existing Perceptive Credit Agreement shall be deemed furnished on the date that such documents are publicly available on “EDGAR”;

(ii) written notice of the occurrence or existence of any Event of Default promptly, and in any event within five (5) Business Days after the president, chief executive officer, chief financial officer, treasurer or senior vice president, finance of the Company first learns of or acquires knowledge of such Event of Default; and

(iii) such other information respecting the operations, properties, business, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, as Holder may from time to time reasonably request.

(b) In the event that any Subsidiary of the Company is or would be required to be a guarantor under the Existing Perceptive Credit Agreement as in effect on the date hereof, the Company shall cause such Subsidiary to, on the same time frame described in the Existing Perceptive Credit Agreement as in effect on the date hereof, provide an unsecured guaranty of the Company’s obligations to Holder under this Note pursuant to customary documentation in form and substance satisfactory to Holder.

(c) The Company will comply with the requirements set forth in Section 8.03 (Existence), Section 8.04 (Payment of Obligations), the first sentence of Section 8.05 (Insurance), Section 8.07 (Compliance with Laws and Other Obligations), Section 8.08 (Maintenance of Properties, Intellectual Property, Etc.), clauses (i) and (ii) of Section 8.16 (Maintenance of Regulatory Approvals, Contracts, Intellectual Property, Etc.), and Section 8.17 (ERISA Compliance) of the Existing Perceptive Credit Agreement as in effect on the date hereof.

For the avoidance of doubt, the foregoing Sections 7(a)(i), 7(b) and 7(c) will survive any termination of the Existing Perceptive Credit Agreement.

8. Negative Covenants. The Company covenants and agrees that, until this Note is paid in full in cash in immediately available funds:

(a) The Company will not, and it will not permit any of its Subsidiaries, to, create, incur, assume or permit any Indebtedness (as defined in the Existing Perceptive Credit Agreement), whether directly or indirectly, except to the extent permitted under the Existing Perceptive Credit Agreement as in effect on the date hereof, other than (i) the Company may incur unsecured bridge financing in an aggregate principal amount not to exceed $2,000,000, on the terms and conditions set forth in Section 6.1 of the Company Disclosure Letter (as defined in the Merger Agreement) and (ii) with respect to all baskets for Indebtedness in the Existing Perceptive Credit Agreement, all such baskets shall be increased by 25% (by way of example, Section 9.01(j) of the Existing Perceptive Credit Agreement provides for a $5,000,000 basket for ordinary course equipment and software financing and leasing, and in this Note, such basket will be $6,250,000); and

(b) The Company will not, and will not permit any of its Subsidiaries, to, create, incur, assume or permit to exist any Lien (as defined in the Existing Perceptive Credit Agreement) or security interest on any property or assets now or in the future owned by it or such Subsidiary, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except to the extent permitted under the Existing Perceptive Credit Agreement as in effect on the date hereof, other than, with respect to all baskets for Liens in the Existing Perceptive Credit Agreement, all such baskets shall be increased by 25%.

9. Event of Default. Each of the following events shall be an “Event of Default” hereunder:

(a) (i) the Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or (ii) within three (3) Business Days after the same becomes due, any accrued interest due under this Note;

(b) the Company shall default in its performance of (i) any covenant in Section 7(a), Section 7(b) or Section 8 or (ii) any other covenant under this Note, and in the case of this clause (b)(ii), such failure continues for a period of thirty (30) or more days after the earlier of the date on which (x) an officer of the Company becomes aware (or should, with reasonable investigation, be aware) of such failure and (y) written notice thereof shall have been given to the Company by Holder;

(c) the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

(d) (i) an involuntary petition is filed against the Company in a court of competent jurisdiction or (ii) a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company, and in the case of each of the foregoing clauses (i) and (ii), such petition or appointment shall continue undismissed or unstayed for 45 days under any bankruptcy statute now or hereafter in effect, or an order or decree approving or ordering any of the foregoing shall be entered; or

(e) (i) any material breach of, or “event of default” or similar event under the documentation governing, (x) the Indebtedness pursuant to the Existing Perceptive Credit Agreement or Existing Perceptive RIF Agreement or (y) any other Indebtedness of the Company or any subsidiary thereof, the outstanding principal amount of which, individually or in the aggregate, exceeds $2,500,000, shall occur or (ii) any event or condition occurs (A) that results in any such Indebtedness becoming due prior to its scheduled maturity or (B) that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of such Indebtedness or any trustee or agent on its or their behalf to cause such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity.

Upon the occurrence and during the continuance of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of Holder and upon written notice to the Company, and, in the case of an Event of Default pursuant to (c) or (d) above, automatically, be immediately due, payable and collectible by Holder pursuant to applicable law, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company.

10. Expenses. The Company agrees, in the event of an Event of Default, to pay to Holder promptly, all reasonable and documented costs and expenses (including legal fees and expenses as and when incurred), incurred in connection with the enforcement and/or collection of this Note.

11. Notices. All notices and other communications required to be given under this Note to either Holder or the Company, as applicable, shall be in writing (which may be by email).

12. Governing Law; Waiver of Jury Trial. This Note shall be governed by and construed under the laws of the State of New York, without giving effect to conflicts of laws principles. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HERETO WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS NOTE.

13. Amendments. No amendment, modification or waiver of any provision of this Note nor consent to departure therefrom shall be effective, irrespective of any course of dealing, unless the same shall be in writing and signed by the Company and Holder, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

14. Successors and Assigns.

(a) This Note binds and is for the benefit of the successors and permitted assigns of the Company and Holder. Company may not assign this Note or any rights or obligations under it without Holder’s prior written consent (which Holder may withhold in its sole and absolute discretion). Holder has the right to sell, transfer, assign, negotiate, or grant participation in all or any part of, or any interest in, this Note (x) without the consent of or notice to Company, to any of its Affiliates or by way of pledge or assignment of a security interest to its secured lender(s), or (y) with the consent of the Company (such consent not to be unreasonably withheld or delayed), to any third party.

(b) Notwithstanding anything to the contrary herein, Company (i) acknowledges that, among others, Holder and Agent, on behalf of the Secured Parties (as defined in the Loan Agreement) entered into the Security Agreement (as defined in the Loan Agreement); (ii) consents in all respects to the collateral assignment under the Security Agreement of all of Holder’s right, title and interest in, to and under this Note, including, without limitation, all of Holder’s rights to receive payment under or with respect to this Note and all payments due and to become due to Holder under or with respect to this Note, whether as contractual obligations, damages, indemnity payments or otherwise; and (iii) acknowledges the right of Agent or its designee(s) or assignee(s), in the exercise of Agent’s rights and remedies under the Security Agreement, to make all demands, give all notices, take all actions and exercise all rights of Holder under this Note.The parties hereto acknowledge and agree that Agent and the Secured Parties are intended third party beneficiaries of this Section 14(b).

15. Counterparts; Electronic Signatures. This Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one instrument. This Note may be signed using electronic signatures, which shall be of the same legal effect, validity and enforceability as a manually executed signature.

16. Captions. The headings used in this Note are for convenience only and shall not affect the interpretation of this Note.

17. Indemnification. The Company hereby indemnifies the Holder and its Affiliates, directors, officers, employees, attorneys, agents, advisors and controlling parties (each, an “Indemnified Party”) from and against, and agrees to hold them harmless against, any and all Claims and Losses of any kind including reasonable and documented out of pocket fees and disbursements of any counsel for each Indemnified Party (limited to one legal counsel in each relevant material jurisdiction), that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to (i) this Note or the transactions contemplated hereunder, (ii) any use made or proposed to be made with the proceeds received by Company of this Note, (iii) any actual or alleged presence or release of Hazardous Substances on or from any property owned or operated by the Company or any of its Subsidiaries, or (iv) any actual or prospective claim, investigation, litigation or proceeding relating to any of the foregoing, whether based on contract, tort, or any other theory, whether or not such investigation, litigation or proceeding is brought by the Company, any of its Subsidiaries, shareholders or creditors, an Indemnified Party or any other Person, or an Indemnified Party is otherwise a party thereto, except to the extent such Claim or Loss is (i) found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct or (ii) is determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from a claim brought by the Company against an Indemnified Party for material breach in bad faith or reckless disregard of such Indemnified Party’s obligations hereunder. The Company shall not assert any claim against any Indemnified Party, on any theory of liability, for consequential, indirect, special or punitive damages arising out of or otherwise relating to this Note or any of the transactions contemplated hereby or the actual or proposed use of the proceeds of this Note. The Holder shall not assert any claim against the Company or its Affiliates, directors, officers, employees, attorneys, agents, advisors or controlling parties, on any theory of liability, for consequential, indirect, special or punitive damages arising out of or otherwise relating to this Note or any of the transactions contemplated hereby or the actual or proposed use of the proceeds of this Note. Notwithstanding the foregoing in this Section 17, the Company shall not be liable for any settlement of any proceeding effected without the Company’s consent (which consent shall not be unreasonably withheld, delayed or conditioned), but if settled with the Company’s written consent, or if there is a judgment against an Indemnified Party in any such proceeding, the Company shall indemnify and hold harmless each Indemnified Party to the extent and in the manner set forth above. For purposes of this Section 17, (i) “Claims” means (and includes) any claim, demand, complaint, investigation, grievance, action, application, suit, cause of action, order, charge, indictment, prosecution, judgement or other similar process, whether in respect of assessments or reassessments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including fees and disbursements of legal counsel, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, and (ii) “Loss” means judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value or revenue, professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any Claim or any proceeding relating to any Claim.

18. Board Authorization; Intended Purposes. All corporate action on the part of the Company, its directors and its stockholders, necessary for the authorization, execution, delivery and performance of this Note by the Company and the performance of the Company’s obligations hereunder, has been taken. The Company shall use the proceeds of this Note to provide for ongoing working capital requirements of the Company and for other general corporate purposes. No part of the proceeds of this Note will be used, whether directly or indirectly, for any purpose that violates any of the Regulations of the Board of Governors of the Federal Reserve System, including Regulations T, U and X.

[Signature page follows.]

The Company has caused this UNSECURED PROMISSORY NOTE to be executed by its duly authorized officer as of the date first set forth above.

SCPHARMACEUTICALS INC., a Delaware corporation

By:	/s/ John Tucker
Name:	John Tucker
Its:	President and Chief Executive Officer

[Signature Page to Unsecured Promissory Note]

Acknowledged and agreed as of the date first written above:

MANNKIND CORPORATION, a Delaware corporation

By:	/s/ Christopher Prentiss
Name:	Christopher Prentiss
Its:	Chief Financial Officer

[Signature Page to Unsecured Promissory Note]